                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Stake Technology Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85 25 59 103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Guy P. Lander
                               Claridge Israel LLC
                       c/o Davies Ward Phillips & Vineberg
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 588-5511
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           Michael A. Schwartz., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 28, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. 85 25 59 103                                         Page 2 of 9 Pages
----------------------                                         -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Claridge Israel LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                6,948,300
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     6,948,300
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,948,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.2
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

Introductory Note

     This Amendment No. 1 (as defined herein) is being filed by Claridge Israel LLC (the "Reporting Person") to update the Initial Statement (as defined below). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Initial Statement. This amendment amends the initial statement on Schedule 13D filed by the Reporting Person on September 27, 2001 (the "Initial Statement," and, collectively with this Amendment No. 1, the "Statement").

Item 2 Identity and Background.

     The second sentence of Item 2(a) is hereby amended to read as follows:

     Schedule I to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the executive officers and Managers of the Reporting Person; of the Charles Bronfman Trust ("CBT") and the Charles R. Bronfman Trust ("CRBT," and together with CBT, the "Members"), the members of the Reporting Person collectively, each with a 50% interest in the Reporting Person; and of the Trustees of the Members (collectively, the "Schedule I Persons").

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding thereto the following:

     The purpose of the Reporting Person in effecting the transactions reported in this Amendment No. 1 is to continue in its effort to make a substantial, but not controlling, equity investment in the Issuer. For a more detailed description of the transactions reported herein, see Item 6 below.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person may be deemed to beneficially own 6,948,300 shares of Common Stock, which represents 18.2% of the Common Stock of the Issuer based on the 32,923,203 shares of Common Stock reported by the Issuer as outstanding as of August 7, 2001, and the 3,000,000 shares of Common Stock and warrants to purchase 2,250,000 shares of Common Stock issued in the Private Placement (as defined in Item 6 below). Except as disclosed in this Item 5(a), as of the date hereof, neither the Reporting Person nor, to the best of its knowledge, any of the Schedule I Persons beneficially owns any shares of Common Stock.

     Item 5(c) is hereby amended by adding thereto the following:

     (c) Except for the shares purchased on September 28, 2001, pursuant to that certain Subscription Agreement dated as of September 28, 2001, by and between the Reporting Person and the Issuer (the "Subscription Agreement"), which is more fully described in Item 6 below and which is attached hereto as Exhibit 1, and except as set forth in Schedule II attached to this Amendment No. 1, since the filing of the Initial Statement there have been no transactions in the Common Stock effected by the Reporting Person, nor, to the best of its knowledge, any of the
Schedule I Persons. All of the purchases set forth on Schedule II hereto were made in open market transactions effected in the NASDAQ small cap market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding thereto the following:

     On September 28, 2001, pursuant to the Subscription Agreement, the Reporting Person purchased directly from the Issuer an aggregate of 3,000,000 units (the "Private Placement"), at a purchase price of US$2.00 per unit, each unit consisting of one share of Common Stock and a warrant to purchase 0.75 shares of Common Stock. The warrants issued (collectively, the "Warrant") represent the right to purchase an aggregate of 2,250,000 shares of Common Stock at a price of US$2.40 per full share at any time and from time to time until September 30, 2004. The terms and conditions of the Warrant are attached hereto as Exhibit 2.

     The Subscription Agreement entitles the Reporting Person to designate one person to serve on the Issuer's board of directors so long as the Reporting Person and certain related persons and entities own 5% of the issued and outstanding Common Stock and entitles the Reporting Person to designate a second director of the Issuer at such time as such persons own 15% of the Common Stock then issued and outstanding. Pursuant to the provisions of the Subscription Agreement, the Reporting Person has designated Stephen Bronfman, to the Issuer's board of directors. Additionally, the Subscription Agreement entitles the Reporting Person to certain preemptive rights to preserve its percentage ownership of the Issuer in the event the Issuer offers Common Stock or securities convertible into Common Stock to any third party for the purposes of obtaining financing for the Issuer, whether such offerings are made by private placement, registered public offering or otherwise.

     Also in connection with the Private Placement, the Reporting Person entered into that certain Registration Rights Agreement, dated September 28, 2001, by and between the Reporting Person and the Issuer (the "Registration Rights Agreement"), which is attached hereto as Exhibit 3, pursuant to which the Reporting Person has acquired certain registration rights with respect to all securities of the Issuer owned by it, regardless of how or when acquired.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by adding thereto the following exhibits:

     1. Subscription Agreement, dated as of September 28, 2001, by and between the Reporting Person and the Issuer.

     2. Terms and Conditions of Warrant to Purchase 2,250,000 shares of Common Stock.

     3. Registration Rights Agreement, dated September 28, 2001, by and between the Reporting Person and the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 2, 2001                  CLARIDGE ISRAEL LLC

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                        Name:  Michel Boucher
                                        Title: Vice President

                                   SCHEDULE I

                                 TO SCHEDULE 13D

                           Information with Respect to

            Executive Officers and Directors of the Reporting Person

                     and the Members of the Reporting Person

     The following sets forth as to each of the members, executive officers and Managers of the Reporting Person: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada. To the knowledge of the Reporting Person and the Members, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

CLARIDGE ISRAEL LLC
-------------------

Name and                 Present Business Address         Present Principal             Citizenship
--------                 ------------------------         -----------------             -----------
Position with                                             Occupation
-------------                                             ----------
the Reporting
-------------
Person
------

Board of
Managers:

Charles R. Bronfman      375 Park Avenue, 6th Floor,      Philanthropist                Canadian
                         New York, NY 10152

Bruce I. Judelson        157 Church St.                   Partner, Bergman, Horowitz    United States
                         New Haven, CT 6510               & Reynolds

Guy P. Lander            625 Madison Ave.                 Resident Counsel, Davies,     United States
                         12th Floor, New York, NY, 10022  Ward, Phillips & Vineberg

Executive Officers:

Charles R. Bronfman,
Chairman

Bruce I. Judelson,





President

Andrew  J. Parsons,                                       Senior Vice President &
Vice President                                            CFO, Claridge, Inc.

Richard P. Doyle,                                         Senior Vice President
Vice President                                            Claridge, Inc.

Michel Boucher,                                           Vice President
Vice President                                            Claridge, Inc.

Geri F. Craig,                                            Assistant Secretary
Secretary                                                 Claridge, Inc.

Robert M. Jamieson,                                       Controller
Controller                                                Claridge, Inc.

Samuel Minzberg,                                          President & CEO
Assistant Secretary                                       Claridge, Inc.


                         Members of the Reporting Person
                         -------------------------------

     Each of the Members is a New York trust and has its principal business address at c/o Davies Ward Phillips and Vineberg LLP, 625 Madison Avenue, 12th Floor, New York, NY 10022.

Charles R. Bronfman Trust
-------------------------
Steven H. Levin,             625 Madison Ave.           Resident Counsel,          United States
Trustee                      12th Floor, New York,      Davies, Ward, Phillips &
                             NY, 10022                  Vineberg

Guy P. Lander,
Trustee

Bruce I. Judelson,
Trustee

Charles Bronfman Trust
----------------------

Steven H. Levin,
Trustee

Guy P. Lander,
Trustee

Bruce I. Judelson,
Trustee

                                   SCHEDULE II

                                 TO SCHEDULE 13D

Information with Respect to Transactions in the Class of Securities Reported on
   that were Effected on the NASDAQ Small Cap Market since the filing of the
                               Initial Statement.


       Trade Date                Shares Purchased              Price per Share
--------------------------------------------------------------------------------

1-Oct-01                                 800                       US$1.66
                                      10,000                          1.80
                                       1,200                          1.75
                                       5,000                          1.82

Total                                17,000


                                       1